Exhibit 99.1

Santiago, August 31, 2016
GG/0171/2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.:	MATERIAL EVENT NOTICE

For your consideration:

In accordance with the provisions set forth in Articles 9 and 10 of the Law 18,045 on Securities Markets and Chapter 18-10 of the Norms Compilation of the Superintendence of Banks and Financial Institutions, and as duly authorized, Itaú Corpbanca communicates the following material event notice:

Pursuant to a final ruling by the Court of Appeals of Santiago, dated August 31, 2016, regarding a complaint by Itaú Corpbanca, the fine imposed in the amount of Ch$21,764.5 million by the Superintendency of Banks and Financial Institutions by letter N°16191, was declared illegal.

In accordance with Article 22 of the General Law on Banks, the favorable ruling obtained by Itaú Corpbanca is not subject to appeal.

The fine was recognized as an expense in the results of Itaú Corpbanca for the fiscal year ended on December 31, 2015. When this ruling is realized, it will be reflected in the financial results of Itaú Corpbanca.

Sincerely,

Cristián Toro Cañas
Division Head - Legal & Compliance
Itaú Corpbanca